UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moomoo Financial Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

185 Hudson St. 5 Harborside, Suite 2603
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Irene Shen	972-591-0054	IShen@futuclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Neil McDonald_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Moomoo Financial Inc._____ , as of __12/31_____ , 2 __025___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Moomoo Financial Inc.

Financial Statement and Report of Independent Registered Public Accounting Firm on the Financial Statement

As of December 31, 2025

.

Moomoo Financial Inc.

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Moomoo Financial Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moomoo Financial Inc. (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 12, 2026

Moomoo Financial Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$ 33,726,859
Cash segregated in accordance with federal laws and other regulations	18,887,080
Deposit with clearing firms	263,738,071
Restricted cash	300,000
Securities owned - At fair value	19,759
Receivables from customers (net allowance for credit losses of $2,879,906)	210,557,840
Receivable from affiliates	169,661
Fixed assets, net	152,940
Prepaid expenses and other assets	1,065,186
Right of use-asset, net	3,630,021
Total Assets	**$ 532,247,417**

LIABILITIES AND SHAREHODER'S EQUITY

Liabilities

Payable to customers	$ 462,260,696
Accounts payable and accrued liabilities	7,615,602
Payables to affiliates	1,008,852
Operating lease liability, net	4,045,137
Security deposit liability	45,000
Total Liabilities	**474,975,287**

Shareholder's Equity

Common stock, $.0001 par value; 2,000 shares authorized, 1,900 shares issued and outstanding	2
Additional paid in capital	111,332,831
Accumulated deficit	(54,060,703)
Total Shareholder's Equity	**57,272,130**
Total Liabilities and Shareholder's equity	**$ 532,247,417**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Moomoo Financial Inc. (the "Company") is a Delaware corporation incorporated on December 17, 2015. The Company is a wholly owned subsidiary of Futu US Inc. (the "Parent"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's broker license was approved by FINRA on January 19, 2018.

Acting as agent, the Company facilitates the purchase and sale of equities and options through a phone-based trading application. The Company provides retail investors the ability to participate in initial offerings of securities ("IPO"). The Company also offers a cash sweep program which allows customers' uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

To date, the Company has not been profitable and has devoted substantially all of its efforts in growing and establishing its business. The Parent remains fully committed to support the business with additional capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U. S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for financial reporting.

Use of Estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Company's cash is held at various financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

Cash Segregated in Accordance with Federal Laws and Other Regulations – Cash segregated in compliance with federal regulations consist of qualified deposits in special reserve bank accounts for the exclusive benefit of customers and broker dealers in accordance with Rule 15c3-3 of Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Deposit with Clearing Firms – The Company maintains multiple clearing relationships on an omnibus basis to provide clearing services to clients. The deposit with clearing firms consists of the cash deposit in the omnibus accounts at the clearing firms, as well as the Company's funds being held at its clearing firms in connection with its normal course of business.

2. Summary of Significant Accounting Policies (continued)

Restricted Cash – The Company offers Automated Clearing House ("ACH") services as a funding option through multiple banks. These banks require the Company to deposit cash as collateral for ACH transactions. The restricted cash consists of the cash collateral deposited with the Company's banks.

Securities Owned –The Company carries its securities owned at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and recorded on a trade date basis. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances. Additional detail of securities owned as of December 31, 2025 is provided within Note 3.

Counterparty Credit Risk – The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. The execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties.

Concentration of Credit Risk – The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established, and exposure is monitored in light of changing counterparty and market conditions. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2025 the amount held on deposit was $32,928,904 in excess of federal insurance limits.

Receivables from and Payables to Customers – Accounts receivables from and payables to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables. A valuation allowance for credit losses of $2,879,906 was recorded on December 31, 2025.

Financial Instruments-Credit Losses – In June 2016, the FASB issued ASC Topic 326. The ASC provides credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

2. Summary of Significant Accounting Policies (continued)

The Company maintains an allowance for credit losses on unsecured customer receivables in accordance with ASC Topic 326, resulting from fluctuations in the fair value of securities used as collateral in customer margin accounts. The Company applies the practical expedient based on collateral maintenance provisions in accordance with ASC 326-20-35-6 in estimating an allowance for credit losses for unsecured customer receivables. In accordance with the practical expedient, when the Company reasonably expects that borrowers will replenish the collateral as required, there is no expectation of expected credit losses when the collateral's fair value is greater than the amortized cost of the financial assets. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

The following table presents the changes in the allowance for credit losses on unsecured customer receivables for the year ended December 31, 2025:

Balance, January 1, 2025	$	2,242,705
Provision for credit losses		637,386
Charge-offs		(185)
Balance, December 31, 2025	$	2,879,906

The allowance for credit losses are included in receivables from customers in the accompanying statement of financial condition.

Fixed Assets – Fixed assets include property and equipment, software, and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term or the lease.

Segment Reporting – The Company is designed to engage in a single line of business as an omnibus broker-dealer. The Company has identified the CEO as its chief operating decision maker ("CODM"), who uses net income to evaluate the business and manage the Company, especially in the forecasting process. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining adequate capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described elsewhere in the summary of significant accounting policies.

Income Taxes – The Company is included in the consolidated federal and state income tax returns filed by the Parent. Pursuant to an expense sharing agreement, the Parent allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted. As of December 31, 2025, there were no material temporary differences between financial reporting and tax reporting bases.

2. Summary of Significant Accounting Policies (continued)

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense. There were no uncertain positions as of December 31, 2025.

Recently Adopted Accounting Pronouncements – In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income taxes (Topic 740): Improvements to Income Taxes Disclosures." This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our financial statement and related disclosures.

3. Fair Value of Financial Instruments

The Company records its financial assets at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company had no level 3 assets as of December 31, 2025.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 19,759	$ -	$ -	$ 19,759
Total Securities, at fair value	$ 19,759	$ -	$ -	$ 19,759

4. Fixed Assets

Fixed assets net of accumulated depreciation and amortization, consisted of the following as of December 31, 2025:

	31-Dec-25	Useful Life	Method
Computer equipment	217,246	3 Years	Straight-line
Furniture	69,428	5 Years	Straight-line
	286,674		
Accumulated depreciation	(231,486)		
Property, software and equipment, net	$ 55,188		
Leasehold improvements	$ 148,780	Lease term	Straight-line
Accumulated amortization	(51,028)		
Leasehold improvements, net	$ 97,752		
Fixed assets, net	$ 152,940		

5. Income Taxes

The Company has available at December 31, 2025, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $6,686,187, that expires in years beginning in 2041. As of December 31, 2025, the Company recognized a full valuation allowance in the amount of $6,686,187 due to the uncertainty of its ultimate utilization.

Commencing with the year ended December 31, 2021, the Parent files consolidated returns in both federal and state tax jurisdictions of which the Company is included as a wholly owned subsidiary. The Company's returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of the federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Tax returns since 2022 that were filed within the applicable statute remain subject to examination.

6. Advertising and Promotion

The Company offers various incentive promotions to new customers who meet specified promotional criteria. These incentives represent consideration payable to customers and are recognized as advertising and promotion expense in the period in which the related revenue is recognized, or when the customer becomes entitled to the incentive.

The Company estimates the expected redemption of outstanding promotional offers and records an accrual for the portion of promotional costs that are probable and reasonably estimable as of the financial statement date. This estimate is based on historical redemption patterns and current promotional activity. At December 31, 2025, the Company accrued $4,482,821 for estimated payables related to advertising and promotion, which is included in accounts payable and accrued liabilities in the statement of financial condition.

7. Related Party Transactions

Stock based compensation – The Parent has granted the Company's employees stock-based compensation in the form of restricted stock units (RSUs). The RSUs represent shares in Futu Holdings Limited, the Parent's sole stockholder. For the year ended December 31, 2025, such stock-based compensation amounted to $3,814,720. Effective December 31, 2025, the Parent forgave the receivables from the Company amounting to $3,814,720 as a capital contribution to facilitate the Company's business operations growth.

Brokerage and Clearing Agreement – On November 18, 2018, the Company entered into a Brokerage and Clearing Agreement with Futu Securities International (Hong Kong) Limited ("FUTU HK"), a Foreign Financial Institution affiliate. The Company has an omnibus customer account at FUTU HK and uses FUTU HK as its clearing broker to custody and clear trades in foreign securities. At December 31, 2025. The Company's omnibus account deposit with FUTU HK was $28,170,372. This amount is included in deposit with clearing firms in the accompanying statement of financial condition.

Consolidated omnibus account clearing agreement – On March 16, 2022, the Company entered into a Consolidated Omnibus Account Clearing Agreement (the "Agreement") with Futu Clearing Inc. (the "Clearing Broker"), an affiliate controlled by common ownership by the Parent. The Clearing Broker provides execution and clearing services for the Company. The Agreement may be terminated by either party upon a 30-day written notice. At December 31, 2025, the Company's omnibus account deposit with the Clearing Broker was $230,948,553. This amount is included in deposit with clearing firms in the accompanying statement of financial condition.

Customer Support –In June 2024, the Company entered into a Support Agreement with Moomoo Shared Services Sdn. Bhd. ("Moomoo SS"), in which Moomoo SS provides Customer Service Agents ("CSAs") to provide liaison services between the Company and its customers, as defined in the Support Agreement. At December 31, 2025, the Company owed $328,323 to Moomoo SS for the services provided by the CSAs during the year. This amount is included in payables to affiliates in the accompanying statement of financial condition.

Other services – The Company receives services and technology from other affiliates which are controlled by common ownership ("the Affiliate(s)"). The common ownership in the related party transactions is the sole shareholder of the Company. The Company has expense sharing agreements with various Affiliates which stipulate that, expenses paid on behalf of the Affiliates, such as salaries, rent, technology data services and other operating expenses will be reimbursed to the Company either at cost, or at a specified rate as stipulated in the agreements. At December 31, 2025, the Company owed $615,529 to Affiliates for shared expenses, included in payables to affiliates in the accompanying statement of financial condition and was owed $169,661 from the Affiliates for shared expenses, which is included in receivable from affiliates in the accompanying statement of financial condition.

8. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital ("Rule 15c3-1 of the Exchange Act"). Under this rule, the Company has elected to operate under the alternate method and is required to maintain net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2025, the Company had net capital of $54,432,978, which was $45,223,682 in excess of its required net capital of $9,209,296.

The Company, as a carrying broker, is subject to SEC Customer Protection Rule ("Rule 15c3-3 of the Exchange Act") which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2025, the Company had a deposit requirement of $15,609,834. The Company made the subsequent deposit of $7,500,000 on the following business day to maintain a deposit of $26,387,080, with an excess deposit of $10,777,246.

9. Leases

The Company accounts for its leasing obligations under ASC 842, Leases. This standard requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-of-use ("ROU") asset and the lease liability would reflect the present value of the future lease payments. On August 21, 2025, the Company entered into a new non-cancellable operating lease for retail space located in New York.

The lease has a ten-year lease term expiring in 2035 and provides the Company with one optional five-year renewal period, which was not reasonably certain to be exercised at commencement. At the lease commencement date, the Company recognized a ROU asset and a corresponding lease liability of $3,472,804. The weighted average remaining lease term on the lease is approximately 9.6 years and the weighted average discount rate used to measure the lease liability is 4.37%.

As of December 31, 2025, the Company also rents office space in Palo Alto, California, under an operating lease expiring in 2027. The lease calls for base rent plus escalations as well as other operating expenses. The weighted average remaining lease term on the leases is approximately 1.3 years and the weighted average discount rate used to measure the lease liabilities is 4.65%.

On October 8, 2024, the Company entered into a sublease agreement with a third party for the use of its leased office space located in California. The sublease term runs concurrently with the remaining term of the Company's operating lease. In connection with the execution of the sublease in 2024, the Company remeasured its operating lease ROU asset and lease liability to reflect the change in expected economic benefits from use of the underlying asset. The remeasurement was performed in accordance with ASC 842 and resulted in adjustments to both the operating lease ROU asset and related lease liability as of the remeasurement date. No further impairment of the ROU asset has been identified since the remeasurement. The sublease does not relieve the Company of its primary obligation under the head lease, and the Company remains responsible for all payments due under the original lease agreement.

9. Leases (continued)

The following table presents the Company's right-of-use assets and lease liabilities related to its office and retail space leases as of December 31, 2025, as reported on the statement of financial condition:

Assets	
Lease right-of-use assets	$ 3,630,021
Liabilities	
Lease liabilities	$ 4,045,137

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025, are as follows:

		Minimum Lease Payments	
		Office Space	Retail Space
2026	$	446,880	$ 338,333
2027		112,560	417,150
2028		-	429,664
2029		-	442,554
2030		-	455,831
2031 and thereafter		-	2,268,685
Total undiscounted lease payments		559,440	4,352,218
Less imputed interest		(17,044)	(849,477)
Total lease liability	$	542,396	$3,502,741

10. Employee Benefit Plan

The Company's parent provides Restricted Stock Units to its employees and the employees of all of its subsidiaries. Under the Plan, the employees earn vested units as throughout the term of their employment. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. For the year ended December 31, 2025, the Company recorded stock-based compensation in the amount of $3,814,720 that was not intended to be settled in cash with the Parent and thereby recorded as an allocation from the Parent.

11. Financial Instruments, Off-Balance Sheet Arrangements, and Indemnification

Financial Instruments – The Company trades securities that are traded on the United States, Hong Kong, Shanghai and Shenzhen stock exchanges. As of December 31, 2025, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility. The Company manages market risk through its internal risk management policy and procedures.

11. Financial Instruments, Off-Balance Sheet Arrangements, and Indemnification (continued)

Off-Balance Sheet Arrangements – The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2025.

Indemnification – In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Commitments and Contingencies

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

13. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and March 12, 2026, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements, and has determined that there are no material adjustments necessary to be reported in the accompanying financial statement.